SUB-ITEM 77K: Changes in registrant's certifying accountant

On June 3, 2014, the Board of the Fund approved the dismissal of Deloitte & Touche LLP ("Deloitte") as the Fund's independent registered public accounting firm in the event Schroders commenced providing investment advisory services to the Fund. The Board's decision to approve the contingent dismissal of Deloitte was recommended by the Audit Committee of the Board after receipt of a letter from Deloitte to the Audit Committee disclosing the existence of certain business relationships and the provision of certain services to Schroders and/or its affiliates that would be considered independence impairing to the Fund under the independence rules of the SEC and the Public Company Accounting Oversight Board. Deloitte stated that in the event that the Fund's stockholders voted to approve the election of Schroders, Deloitte could not continue to serve as the Fund's independent registered public accounting firm from the date Schroders commenced providing advisory services to the Fund. As a result, Deloitte was dismissed as the Fund's independent registered public accounting firm effective July 1, 2014.

Deloitte served as the Fund's independent registered public accounting firm for the fiscal years ended December 31, 2012 and December 31, 2013. The audit reports of Deloitte on the Fund's financial statements as of and for the years ended December 31, 2012 and December 31, 2013 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2012 and December 31, 2013 and through June 30, 2014, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused it to make reference to the subject matter of the disagreements in connection with its audit report, nor were there any "reportable events" as such term is described in Item 304(a)(1)(v) of Regulation S-K, promulgated under the Securities Exchange
Act of 1934, as amended the ("Exchange Act").

On June 3, 2014, upon the recommendation of the Audit Committee, the Board approved the engagement of PricewaterhouseCoopers LLP ("PwC") to serve as the Fund's independent registered accounting firm to audit the Fund's financial statements for the fiscal year ending December 31, 2014 in the event that
(i) Schroders was approved by the Fund's stockholders and commenced providing investment advisory services to the Fund and (ii) Deloitte was dismissed as the Fund's independent registered public accounting firm. Schroders commenced providing advisory services to the Fund on July 1, 2014 and Deloitte was dismissed as the Fund's independent registered public accounting firm effective the same date. As of July 1, 2014, PwC serves as the Fund's independent registered public accounting firm.

During the two most recent fiscal years and through June 30, 2014, neither the Fund nor any person on its behalf has consulted with PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements or (ii) any matter that was either the subject of a "disagreement" or a "reportable event" as such terms are described in Items 304(a)(1)(iv) or 304(a)(1)(v), respectively, of Regulation S-K promulgated under the Exchange Act.